UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment No. 3

Under the Securities Exchange Act of 1934

NEXTPLAT CORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

68557F209

(CUSIP Number)

January 5, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68557F209	13G/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roland Elton Palmer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 764,362†(1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 764,362†(1)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,362†(1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%†*
12.	TYPE OF REPORTING PERSON (see instructions) IN

†Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

* Based on 9,283,096 shares of common stock of NextPlat Corp (“Issuer” or the “Company”) outstanding as of January 5, 2022.

(1) Consists of (i) 450,000 shares of common stock of Issuer and (ii) 314,362 shares underlying a warrant to purchase common stock of Issuer, held in the name of Roland Elton Palmer, which is exercisable within 60 Days.

CUSIP No. 68557F209	13G/A	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) P B Capital B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 679,013†(1)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 679,013†(1)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 679,013†(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%†*
12.	TYPE OF REPORTING PERSON (see instructions) OO

†Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

* Based on 9,283,096 shares of the Company’s common stock outstanding as of January 5, 2022.

(1) Consists of 679,013 shares of common stock of Issuer purchased on January 5, 2022, held in the name of P B Capital B.V., a private limited company formed in the Netherlands.

CUSIP No. 68557F209	13G/A	Page 4 of 7 Pages

This Amendment No. 3 to Schedule 13G amends and restates Amendment No. 2 to such schedule 13G filed on January 18, 2022. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable. This Amendment No. 3 to Schedule 13G is the first filing of the Schedule 13G on behalf of P B Capital B.V.

Item 1.

(a)	Name of Issuer: NextPlat Corp

(b)	Address of Issuer’s Principal Executive Offices: 18851 NE 29th Avenue, Suite 700 Aventura, FL 33180

Item 2.

(a)	Name of Person Filing: This statement is filed by the following entities, collectively referred to as the “Reporting Persons”: - Roland Elton Palmer

- P B Capital B.V.

Roland Elton Palmer is a director of PB Capital B.V., a private limited company formed in the Netherlands. PB Capital B.V. is wholly owned by Ans Palmer, who is also a director of the company and family member of Roland Elton Palmer. Roland Elton Palmer may be deemed to have voting and dispositive power over the shares of common stock of the Issuer beneficially owned by P B Capital B.V. Each Reporting Person disclaims beneficial ownership of the shares owned directly by the other Reporting Person.

(b)	Address of the Principal Office or, if none, residence: Roland Elton Palmer Vossiusstraat 44-M 1071 AJ Amsterdam Netherlands
P B Capital B.V. PB Capital, Herengracht 458 1017CA Amsterdam Netherlands

(c)	Citizenship:
Roland Elton Palmer - Netherlands P B Capital B.V. - Netherlands

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share.

(e)	CUSIP Number: 68557F209

CUSIP No. 68557F209	13G/A	Page 5 of 7 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See row 9 of cover page for each Reporting Person.

(b)	Percent of class: See row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See row 5 of cover page for each Reporting Person.

	(ii)	Shared power to vote or to direct the vote: See row 6 of cover page for each Reporting Person.

	(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page for each Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page for each Reporting Person.

CUSIP No. 68557F209	13G/A	Page 6 of 7 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

99.1	Joint Filing Agreement

CUSIP No. 68557F209	13G/A	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2022

/s/ Roland Elton Palmer
Roland Elton Palmer

P B Capital B.V.

By:	/s/ Ans Palmer
Name:	Mrs. Ans Palmer
Title:	Director